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EXHIBIT 4.4

15 March 2001

Mr Rod Eddington
Chief Executive
British Airwawys

        I am writing formally to record what has been agreed in relation to your pension. Your countersigning and returning the extra copy of this letter will cause this letter to be an agreed variation to your service agreement of 7 July 2000 and the two documents will be read together.

        The basic principle is that, so long as you are in British Airways' employment, you should be treated as a contributing member of New Airways Pension Scheme ("NAPS") on the basis of the following principal elements:

  1.
  An annual accrual rate of 1/30th of basic salary (uncapped) from time to time.

  2.
  Your rate of contribution to be 5.25 per cent of that basic salary.

  3.
  Your normal retirement age to be sixty and pension taken at any age earlier than sixty to be actuarially reduced for early payment.

  4.
  Ill-health and death in service benefits to be on the standard basis for a NAPS member, but by reference to basic salary (uncapped).

        So far as possible, British Airways will procure the provision of these benefits through NAPS, with the balance being provided by British Airways from its own resources at the time of payment.

Yours sincerely

Lord Marshall of Knightsbrige
Date:
R I Eddington

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  EXHIBIT 4.4